SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COTY INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

222070203
(CUSIP Number)

Joachim Creus
Cottage Holdco B.V.
Piet Heinkade 55
1019 GM Amsterdam
The Netherlands
Tel.: +31 20 235 50 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

October 29, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Cottage Holdco B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.6% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Coty Inc. (the “Company”) that may be deemed to be beneficially owned by Cottage Holdco B.V. (“Cottage Holdco”).

(2) The percentage ownership is based upon 816,065,849 Class A Shares issued and outstanding as of September 10, 2021, as set forth in the Definitive Proxy Statement on Schedule 14A filed by the Company with the United States Securities and Exchange Commission on September 23, 2021 (the “Proxy”). The percentage ownership is without giving effect to conversion of the outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Shares”).

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Cosmetics B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.6% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 453,853,684 Class A Shares held by Cottage Holdco. JAB Cosmetics may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is a direct subsidiary of JAB Cosmetics.

(2) The percentage ownership is based upon 816,065,849 Class A Shares issued and outstanding as of September 10, 2021, as set forth in the Proxy. The percentage ownership is without giving effect to conversion of the outstanding Series B Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.6% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 453,853,684 Class A Shares held by Cottage Holdco. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is an indirect subsidiary of JAB Holdings.

(2) The percentage ownership is based upon 816,065,849 Class A Shares issued and outstanding as of September 10, 2021, as set forth in the Proxy. The percentage ownership is without giving effect to conversion of the outstanding Series B Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.6% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 453,853,684 Class A Shares held by Cottage Holdco. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is an indirect subsidiary of Agnaten.

(2) The percentage ownership is based upon 816,065,849 Class A Shares issued and outstanding as of September 10, 2021, as set forth in the Proxy. The percentage ownership is without giving effect to conversion of the outstanding Series B Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.6% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 453,853,684 Class A Shares held by Cottage Holdco. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is an indirect subsidiary of Lucresca.

(2) The percentage ownership is based upon 816,065,849 Class A Shares issued and outstanding as of September 10, 2021, as set forth in the Proxy. The percentage ownership is without giving effect to conversion of the outstanding Series B Shares.

Explanatory Note

This statement on Schedule 13D/A constitutes Amendment No. 3 (this “Amendment No. 3”) to and amends and supplements the prior statement on Schedule 13D as filed on May 1, 2019, as amended by Amendment No. 1 filed on March 19, 2020 and Amendment No. 2 filed on November 16, 2020 (as so amended, the “Schedule 13D”), by (i) Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Cottage Holdco”), (ii) JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Cosmetics”), (iii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Holdings”), (iv) Agnaten SE, a private company incorporated under the laws of Luxembourg (“Agnaten”) and (v) Lucresca SE, a private company incorporated under the laws of Luxembourg (“Lucresca” and together with Cottage Holdco, JAB Cosmetics, JAB Holdings and Agnaten, the “Reporting Persons”). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

The name, business address and present principal occupation or employment of each executive officer and director of Cottage Holdco, JAB Cosmetics, JAB Holdings, Agnaten and Lucresca are set forth on Schedule A hereto.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On October 29, 2021, Cottage Holdco transferred (the “Share Transfer”) 10,000,000 shares of Class A Common Stock of Coty Inc. (the “Company”) to Sue Y. Nabi, the Company’s Chief Executive Officer, pursuant to the Equity Transfer Agreement (the “Equity Transfer Agreement”), dated as of July 2, 2020, by and among the Company, Cottage Holdco and Ms. Nabi.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own after giving effect to the Share Transfer, in the aggregate, 453,853,684 Class A Shares, representing approximately 55.6% of the Company’s outstanding Class A Shares (based upon 816,065,849 Class A Shares issued and outstanding as of September 10, 2021, as set forth in the Definitive Proxy Statement on Schedule 14A filed by the Company with the United States Securities and Exchange Commission on September 23, 2021 (the “Proxy”)). The percentage ownership is without giving effect to conversion of the outstanding Series B Shares.

Cottage Holdco has voting power and dispositive power with regard to 453,853,684 Class A Shares after giving effect to the Share Transfer. JAB Cosmetics, JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to Cottage Holdco, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Class A Shares which Cottage Holdco directly beneficially owns.

As of the date hereof, Mr. Harf has sole voting and investment power with respect to 12,334,548 Class A Shares and 146,057 Series B Shares. As a result, Mr. Harf may be deemed to beneficially own, in the aggregate, 37,904,332 Class A Shares (comprised of 12,324,548 Class A Shares and 25,569,784 Class A Shares issuable upon conversion of Series B Shares as of September 10, 2021 as set forth in the Proxy), representing approximately 4.5% of the Company’s outstanding Class A Shares (based upon (i) 816,065,849 Class A Shares issued and outstanding as of September 10, 2021, as set forth in the Proxy, and (ii) the 146,057 Series B Shares).

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, beneficially owns any Shares.

(c) Except as set forth above and in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Cottage Holdco is party to the Equity Transfer Agreement, which is attached as Exhibit F hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

EXHIBIT INDEX

Exhibit No.	Description

F	Equity Transfer Agreement, dated as of July 2, 2020, by and among Coty Inc., Cottage Holdco B.V. and Sue Y. Nabi (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by Coty Inc. with the United States Securities and Exchange Commission on May 10, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

COTTAGE HOLDCO B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB HOLDINGS B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB COSMETICS B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director of JAB Holdings B.V. as Managing Director of JAB Cosmetics B.V.

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director of JAB Holdings B.V. as Managing Director of JAB Cosmetics B.V.

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

SCHEDULE A

Cottage Holdco B.V.

Set forth below is a list of the directors and executive officers of Cottage Holdco B.V. as of October 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

JAB Cosmetics B.V.

Set forth below is a list of the directors and executive officers of JAB Cosmetics B.V. as of October 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of October 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Luuk Hoogeveen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

Joachim Creus	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Belgium

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of October 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Stefan Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of October 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Stefan Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria